Exhibit 99.1

Integrated Media Technology Limited

Suite 3 Level 3,

89 Pirie Street

Adelaide SA 5000 Australia

T: +61 8 8223 0290

www.imtechltd.com

A.B.N. 98 132 653 948

INTEGRATED MEDIA TECHNOLOGY LIMITED

ACN 132 653 948

Notice of Annual General Meeting and

Explanatory Memorandum

Date of Meeting: Tuesday, 29 April 2025

Time of Meeting: 12:30pm Australian Central Daylight Time (ACDT)

Place of Meeting: Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia

This Notice of Annual General Meeting and Explanatory Memorandum should be read in their entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser without delay.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that an Annual General Meeting of the Shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) will be held at:

Venue: Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia

Date : 29 April 2025

Time: 12:30pm (ACDT time)

If you are unable to attend to meeting, we encourage you to complete and return the enclosed Proxy Form. The completed Proxy Form must be received by the Company at least 48 hours before the commencement of the meeting.

This Notice of Meeting should be read in conjunction with the accompanying Explanatory Memorandum. The Explanatory Memorandum to this Notice provides additional information on matters to be considered at the Meeting.

Terms used in this Notice of Meeting are defined in Section 8 of the accompanying Explanatory Memorandum.

The Directors have determined that the persons eligible to vote at the Meeting are those who are registered Shareholders of the Company at 12:30pm (ACD time) on Sunday, 27 April 2025.

AGENDA

Ordinary business

Financial Statements

Note: The Company did not hold an Annual General Meeting in 2024. The Company has also yet to finalise and lodge its statutory Australia annual report consisting of the Annual Financial Report, Directors’ Report and Auditor’s Report, for the periods of 12 months ending 31 December 2021, 31 December 2022, 31 December 2023 or 31 December 2024.

The Company’s statutory Australian 2020 Annual Report consisting of the Annual Financial report, Directors’ Report and Auditor’s Report for the year ended 31 December 2020 is provided for information and consideration. These 2020 reports are available on our website: www.imtechltd.com/financial-reports

There is no requirement for shareholders to approve these reports.

The only resolutions to be considered at this meeting relate to the appointment of three new directors and the replacement of the Company’s auditor. The directors will provide an update regarding the status of the completion and audit of the outstanding reports.

Resolutions

1.	Resolution 1: Appointment of Director: Peter J Whelan (“Mr. Whelan”)

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

“That for all purposes, Mr. Whelan is elected as a director of the Company in accordance with clause 15.3 of the Company’s Constitution.”

2.	Resolution 2: Appointment of Director: Zhiyun Tan (“Mr. Tan”)

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

“That for all purposes, Mr. Tan is elected as a director of the Company in accordance with clause 15.3 of the Company’s Constitution.”

3.	Resolution 3: Appointment of Director: Con Unerkov (“Mr. Unerkov”)

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

“That for all purposes, Mr. Unerkov is elected as a director of the Company in accordance with clause 15.3 of the Company’s Constitution.”

4.	Resolution 4: Removal of Auditor: Moore Australia Audit (VIC)

To consider and, if thought fit, pass the following Resolution, as an Ordinary Resolution of the Company, with or without amendment:

“That for all purposes, approval is given to remove Moore Australia Audit (VIC) as the auditor of Integrated Media Technology Limited immediately.”

5.	Resolution 5: Appointment of Auditor: Rajesh Sethi

Subject to the passing of Resolution 4, to consider and, if thought fit, pass the following Resolution, as a Special Resolution of the Company, with or without amendment:

“That for all purposes, approval is given to appoint Rajesh Sethi as the auditor of Integrated Media Technology Limited immediately.”

6.	Notes and Voting Exclusion Statement

6.1	Notes

(a)	Terms used in this Notice of Meeting are defined in the “Interpretation” section of the accompanying Explanatory Memorandum.

(b)	A detailed summary of the Resolutions is contained within the Explanatory Memorandum.

6.2	Voting Exclusion Statement

There are no voting exclusions with respect to any of the resolutions 1 - 5 presented at the meeting.

7.	General Business

To consider any other business as may be lawfully put forward in accordance with the Constitution.

8.	Explanatory Memorandum

The Explanatory Memorandum and the Proxy Form accompanying this Notice of Meeting are incorporated in and comprise part of this Notice of Meeting and should be read in conjunction with it.

9.	Proxies

Please note that:

(a)	a Shareholder entitled to vote at the Annual General Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and
(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half the votes.

The enclosed Proxy Form provides further details on appointing proxies and lodging Proxy Forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the body corporate should provide that person with a certificate or letter executed in accordance with the Corporations Act authorizing him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the Meeting or handing in at the Meeting when registering as a corporate representative.

10.	Voting Entitlements

The Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 12:30pm (ACDT time) on 27 April 2025.

Accordingly, transactions registered after that time will be disregarded in determining Shareholder’s entitlement to attend and vote at the Annual General Meeting.

By order of the board

/s/ Julie Edwards

_____________________

Julie Edwards

Company Secretary

31 March 2025

1.	Introduction

This Explanatory Memorandum is provided to shareholders of Integrated Media Technology Limited ACN 132 653 948 (Company) to explain the Resolutions to be put to Shareholders at the Annual General Meeting to be held at Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia.

The Directors recommend Shareholders read the accompanying Notice of Meeting and this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

Terms used in this Explanatory Memorandum are defined in Section 8.

2.	Consider the Company’s Annual Report

The Company’s 2020 Annual Report comprising the Directors’ Report and Auditors’ Report, Directors’

Declaration, Consolidated Statement of Comprehensive Income, Consolidated Statement of Financial

Position, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and

notes to and forming part of the financial statements for the Company and its controlled entities for the financial year ended 31 December 2020 have been made available to Shareholders and is placed before the shareholders for discussion.

The Company’s 2023 Annual Report pursuant to the United States of America Securities Exchange Act of 1934 and comprising the Consolidated Statement of Comprehensive Income, Consolidated Statement of Financial Position, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and notes to and forming part of the financial statements for the Company and its controlled entities for the financial year ended 31 December 2023 have been made available to Shareholders and is placed before the shareholders for discussion.

No voting is required for this item.

Please refer to page 2 of this Notice of Meeting for further information regarding this item.

3.	Resolution 1: Appointment of Director: Peter J Whelan (“Mr. Whelan”)

Resolution 1 seeks approval for the election of Mr. Peter J Whelan (“Mr. Whelan”) as a director of the Company.

In accordance with Clause 15.3 of the Company’s Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Whelan, was appointed as an independent non-executive director of the Company on December 16, 2024. Mr. Whelan is a Chartered Accountant from Australia with over 50 years' experience as a professional accountant. He has held positions as Managing Partner and Chairman of Partners of a major mid-tier accounting firm in South Australia. He practiced mainly in the areas of corporate advisory and audit.

Mr. Whelan is currently an independent non-executive director of Oakridge International Limited, a company listed on the Australian Securities Exchange (ASX: OAK) and a member of the Board and Finance Committee of a major South Australian charity providing affordable accommodation to those in need. He is also a director of a family business operating in the retail clothing and foot-wear sector for over 30 years.

Mr. Whelan has been involved in motorsport for over 50 years as a competitor and administrator. He was formerly the President of the Sporting Car Club of South Australia and is a member of the Adelaide Motorsport Festival Advisory Committee.

The Directors (with Mr. Whelan abstaining) recommend that you vote in favour of Resolution 1.

4.	Resolution 2: Appointment of Director: Zhiyun Tan (“Mr. Tan”)

Resolution 2 seeks approval for the election of Mr. Zhiyun Tan (“Mr. Tan”) as a director of the Company.

In accordance with Clause 15.3 of the Company’s Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Tan, was appointed as an non-executive director of the Company on 25 October 2024. Mr. Tan was the secretary of the Company from 6 June 2023 to 16 December 2024. Mr. Tan is a partner in his own business consulting services firm in Sydney, Australia. He has over 10 years of experience providing business and tax advisory services to large & SME corporates and high-net-worth individuals. He has also worked as Financial Controller of a large private company. Mr. Tan specializes in Business Advisory, Cloud and Business Systems, Strategic Advisory, Corporate Finance & Advisory, Tax Advisory and R&D Incentives and Advisory.

Mr. Tan is a member of Certified Practicing Accountant, Australia (CPA). He is also a Chartered Tax Adviser (CTA) and a Registered Tax Agent in Australia. Mr. Tan received a Master of Business Administration majoring in Accounting and Management from the University of Technology, Sydney. He received a Bachelor of Environmental Engineering from the University of Hunan.

The Directors (with Mr. Tan abstaining) recommend that you vote in favour of Resolution 2.

5.	Resolution 3: Appointment of Director: Con Unerkov (“Mr. Unerkov”)

Resolution 3 seeks approval for the election of Mr. Con Unerkov (“Mr. Unerkov”) as a director of the Company.

In accordance with Clause 15.3 of the Company’s Constitution, a new director appointed to the Board since the last General Meeting must retire and may be re-appointed by the Company in a General Meeting of Shareholders.

Mr. Unerkov, was appointed as an non-executive director of the Company on 23 October, 2024 and on 16 December 2024, Mr. Unerkov was appointed as the Chief Executive Officer of the Company and he was re-designated as an executive director of the Company. On 2 January 2025 Mr Unerkov was appointed as Interim Chief Financial Officer of the Company. Mr. Unerkov is an Australian based businessman with more than 25 years of local and international senior executive experience. Throughout his career, Mr. Unerkov has worked as an executive and chief executive officer for a number of companies both in the private and public sectors. He has significant experience in the financial markets with a focus on structuring, M&A and corporate financing for both private and public companies, simultaneously providing parallel guidance for companies to gain market recognition, shareholder value and liquidity.

Mr. Unerkov is currently the Chairman of Oakridge International Limited, a company listed on the Australia Securities Exchange under the symbol OAK which is engaged in the business of selling professional healthcare technology equipment and solutions to healthcare facilities, and expanding into delivering assisted independent living technologies utilising Internet of Things (IoT) products and solutions. Mr. Unerkov's other companies are focused on providing clean energy charging, energy storage solutions and zero emission mobility. Mr. Unerkov was the Chairman and Executive director of the Company from May 2019 to August 2021.

The Directors (with Mr. Unerkov abstaining) recommend that you vote in favour of Resolution 3.

6.	Resolution 4: Removal of Auditor: Moore Australia Audit (VIC)

The Company has received written notice of intention to move a resolution for the removal of Moore Australia Audit (VIC) (”Moore”) as the Company’s auditor, pursuant to section 329(1A) of the Corporations Act. The notice sets out the intention for a meeting to be held for Shareholders to vote on the matter. A copy of the notice has been sent to Moore in accordance with section 329(2) of the Corporations Act and a copy of which is attached to this Explanatory Memorandum as Attachment 1.

The Company believes that appointing a replacement auditor under Resolution 5 - Appointment of auditor is in the best interests of the Company.

If Resolution 4 is passed, the removal of Moore as the Company’s auditors will take effect immediately.

The Directors recommend that you vote in favour of Resolution 4.

7.	Resolution 5: Appointment of Auditor: Rajesh Sethi

Under section 327D of the Corporations Act, the Company in a general meeting may appoint an auditor to replace an auditor removed under section 329 of the Corporations Act.

Special Resolution 5 is seeking to appoint Rajesh Sethi as the new auditor for the Company. In accordance with section 328B(1) of the Corporations Act, the Company has obtained a written nomination from a Shareholder for Rajesh Sethi to be appointed as the Company’s auditor, a copy of which is attached to this Explanatory Memorandum as Attachment 2.

In accordance with section 328A(1) of the Corporations Act, Rajesh Sethi has given its written consent to act as the Company’s auditor, and, as at the date of this Notice, has not withdrawn this consent.

Resolution 5 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

If Resolution 4 is not passed, then this resolution will not be presented at the meeting.

If Special Resolution 5 is passed, the appointment of Rajesh Sethi as the Company’s auditors will take effect from date Moore Australia Audit (VIC) is removed as auditor of the Company in Resolution 4 above.

The Directors recommend that you vote in favour of Resolution 5.

8.	Interpretation

The following terms used in the Notice of the Annual Meeting and the Explanatory Memorandum are defined as follows:

AGM means Annual General Meeting.

ASIC means the Australian Securities and Investments Commission.

Board means the board of directors of the Company.

Company means Integrated Media Technology Limited ACN 132 653 948.

Constitution means the constitution of the Company from time to time.

Corporations Act means the Corporations Act 2001 (Cth) as amended, varied or replaced from time to time.

Director means a director of the Company from time to time.

Explanatory Memorandum means this explanatory memorandum accompanying the Notice of Meeting.

Group means Company and its Subsidiaries, and Group Company means any one of them.

Meeting or Annual General Meeting means the Annual general meeting to be held on 29 April 2025.

Notice of Meeting or Notice means the notice of meeting giving notice to shareholders of the Meeting, accompanying this Explanatory Memorandum.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast at a general meeting of shareholders.

Special Resolution means a resolution passed by more than 75% of the votes cast at a general meeting of shareholders.

Resolution means a resolution proposed at the Meeting.

Share means an ordinary fully paid share in the issued capital of the Company.

Shareholder means a holder of Shares in the Company.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to the Company Secretary at:

Suite 3 Level 3, 89 Pirie Street, Adelaide SA 5000, Australia

Telephone: +61 8 8223 0290

Email: compsec@imtechltd.com

ANNEXURE A: SHAREHOLDER AUDITOR NOMINATION

15 March 2025

Integrated Media Technology Limited

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000

Australia

RE: Notice of nomination of auditor in accordance with section 328B of the Corporations Act 2001 (Cth)

Intek Solutions Pty Ltd, being a shareholder of Integrated Media Technology Limited nominates Rajesh Sethi of Suite 18, 17-19 Miles Street, Mulgrave Vic 3170, for appointment to the position of Auditor of the Company at the next Annual General Meeting.

/S/ CON UNERKOV

Signed: CON UNERKOV

Director – Intek Solutions Pty Ltd

Shareholder